

January 19, 2016

Via E-mail
Daqing Dave Qi
Special Committee Chairman
Bona Film Group Limited
18/F, Tower A, U-town Office Building
No. 1 San Feng Bei Li
Chaoyang District, Beijing 100020
People's Republic of China

Re: **Bona Film Group Limited**
       Schedule 13E-3
       Filed December 22, 2015, by Bona Film Group Limited, et al.
       File No. 005-85987

Dear Mr. Qi:

      We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

      Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

      After reviewing any amendment to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 13E-3

Certain Financial Projections, page 42

1. We noticed the inclusion of cautionary language that reads in relevant part, "the Company undertakes no obligation to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change, except to the extent required by applicable federal securities law." It appears that the Company may have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law. Please advise us, with a view toward revised disclosure, as to the circumstances that could arise where all of the assumptions are shown to be in error yet the Company would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the U.S. federal securities law is the exception in such instances, especially in the context of the proposed transaction.

Exhibit 99.(C)-(2)

2. We noticed the disclosure at page 44 of the Rule 13e-3 disclosure statement that indicated, "[s]hareholders are urged to read the Barclays opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Barclays in connection with the opinion." The disclaimer in this exhibit, however, states that Barclays' materials were provided "for the sole and exclusive use of the Independent Committee of the Board of Directors of Bona Film Group Limited." The disclaimer further states that the materials may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to without Barclays' "prior written consent." Please disclose in the disclosure statement filed pursuant to Rule 13e-3, if true, that Barlays' has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders' right to rely on such materials when making investment and voting decisions with respect to the proposed transaction: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

3. The disclosure in the proxy statement regarding Barclays' materials does not state whether or not such materials will be available for inspection and copying at the principal executive office of the issuer or an affiliate during regular business hours. The disclosures made regarding the availability of exhibits to the Schedule 13E-3 that appears on page 103 beneath the heading "Where You Can Find More Information" is insufficient to satisfy the disclosure obligations that arise under Item 9 of Schedule 13E-3. Please revise or advise. Refer to Item 1015(c) of Regulation M-A and General Instruction E to Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from the issuer and each of the other filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Stephanie Tang
Shearman & Sterling LLP